SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: New City Licence in China




CITIC Prudential awarded life insurance licence for Wuhan in Central China

Prudential plc (Prudential) announced today that its life insurance joint venture, CITIC Prudential, has been awarded a life insurance licence for Wuhan, in Hubei province in Central China. Prudential is the only foreign life insurer with a licence for Wuhan and the only European life insurer with licences for seven Chinese cities.

Wuhan is the capital of Hubei province and is an economic and cultural centre for Central China. With a population of 7.68 million people, Wuhan's GDP in 2004 was GBP12.9billion, an increase of 14.5% on 2003. Wuhan represents CITIC Prudential's first foray into Central China and will be used as a base for expansion within Hubei province.

Mark Norbom, Chief Executive, Prudential Corporation Asia, said, "Just as Prudential was the first British insurer to enter the Chinese life insurance market in 2000, we are the first foreign life insurance company with a licence for the economically important city of Wuhan. This move into Wuhan in Central China further demonstrates the strength of our commitment to building a material life insurance business in China with our partner CITIC."

Captain Chia, CEO China CITIC Prudential Life added, "This new office is an exciting opportunity for CITIC Prudential. Located within Hubei province in Central China, Wuhan provides CITIC Prudential with an excellent platform for further expansion into Central and Western China."

CITIC Prudential continues to grow its presence in China. In 2000 it opened its Guangzhou branch, and in August 2003 its Beijing branch opened for business. In September 2004 CITIC Prudential Suzhou commenced operation. In February 2005 CITIC Prudential announced new licences for Dongguan and Foshan and opened the businesses in March. CITIC Prudential Shanghai will open in May and the Wuhan branch will open in the third quarter of 2005.

CITIC Prudential now has a network of over 8,000 staff and agents in China.

                                    - ENDS -


Enquiries

Media                                           Investors / analysts

Clare Staley       020 7548 3719                Marina Lee-Steere 020 7548 3511
Joanne Davidson    020 7548 3708

About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years. Today, Prudential has over 16 million customers worldwide and over GBP187 billion of funds under management (as at 31 December 2004).

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP126 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with operations in 12 countries.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over GBP187 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilised foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 596 billion (GBP39.3 billion).

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 March 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations